

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2014

Via E-mail
Barry Hollander
Chief Financial Officer
Cabinet Grow, Inc.
319 Clematis Street, Suite 1008
West Palm Beach, FL 33401

>   **Re: Cabinet Grow, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed October 15, 2014**
>   **File No. 333-197749**

Dear Mr. Hollander:

　　We have reviewed your response to our letter dated October 8, 2014 and have the following additional comments.

General

1. We note your response to our prior comment 1. Please explain to us the basis for your belief that because you do not sell or distribute any cannabis seed or cannabis plant products you have no risk of being deemed to facilitate the selling or distribution of marijuana. In your response, please reconcile your disclosure that there is no risk with your response to comment 36 of our letter dated August 27, 2014 that there is a "relatively low risk" of being deemed to facilitate the selling or distribution of marijuana.

Government Regulation, page 25

2. We note your response to our prior comment 9. We also note your response to comment 36 of our letter dated August 27, 2014. Please explain to us why you are unable or do not believe it is appropriate to disclose in this section your belief that the Controlled Substances Act and state laws would prohibit you from selling your products if you knew the purpose was to grow recreational cannabis.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Laura Anthony, Esq.